Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ALIMERA SCIENCES, INC.

FIRST:            The name of the corporation is:

ALIMERA SCIENCES, INC.

SECOND:       The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD:           The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

FOURTH:       The total number of shares of stock which the corporation shall have authority to issue is 1,000 shares of common stock, par value $0.01 per share.

FIFTH:            The corporation is to have perpetual existence.

SIXTH:            In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware:

A.             the board of directors of the corporation is expressly authorized to adopt, amend or repeal the bylaws of the corporation;

B.              elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide;

C.              the books of the corporation may be kept at such place within or without the State of Delaware as the bylaws of the corporation may provide or as may be designated from time to time by the board of directors of the corporation; and

D.              any action required or permitted to be taken at any meeting of the board of directors of the corporation may be taken without a meeting only if all of the directors consent thereto in writing.

SEVENTH:       To the fullest extent permitted by law of the State of Delaware, no director or officer shall be personally liable to the corporation or the holders of shares of capital stock for monetary damages for breach of fiduciary duty as a director or officer.

No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. If the law of the State of Delaware is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the corporation shall be eliminated or limited to the fullest extent then permitted. No repeal or modification of this Article SEVENTH shall adversely affect any right of or protection afforded to a director or officer of the corporation existing immediately prior to such repeal or modification.

EIGHTH:           The corporation shall indemnify and may advance expenses to its officers and directors to the fullest extent permitted by law either now in existence or hereafter in effect. Without limiting the generality of the foregoing, the bylaws of the corporation may provide for indemnification and advancement of expenses to the corporation's officers, directors, employees and agents on such terms and conditions as the board of directors of the corporation may from time to time deem appropriate or advisable.

NINTH:            Except as provided herein, from time to time any of the provisions of this Certificate of Incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the corporation by this certificate of incorporation are granted subject to the provisions of this Article NINTH.